บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 NOV 13 P 1:32

PTTEP No. 1.910/ 416F/2006 F INTERNATIONAL CORPORATE FINANCE

Finance Department
Tel. 0-2537-4609

06018415

SUPPL

November 8, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2002

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2002 which were allocated to PTTEP directors, management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 22.20 (the previous price before the adjustment of par value was Baht 111). The first exercise date was July 31, 2003.

Please be informed that on the fourteenth exercise date of October 31, 2006, a total of 25 people who are PTTEP management and employees exercised the warrants for total amount of 64,000 shares, resulting in the remaining outstanding warrants of 69,300 units, and the remaining shares reserved for the exercise of warrants of 346,500 shares, details as per attachment.

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

Yours sincerely,

Maroot Mrigadat
President

11/14

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 22.20 Baht/share (previously 111 Baht/Share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

Date of submitting filing May 13, 2002

Effective date of filing July 30, 2002

Exercise date for this report Oct 31, 2006

Exercise price for this report 22.20 Baht/share (previously 111 Baht/Share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	-	-	-	-
Director	-	-	-	-
Management and Employee	24	12,400	62,000	0.62
PTT Employee**	-	-	-	
Retirement Employee	1	400	2,000	0.02
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	25	12,800	64,000	0.64

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Ministry of Finance*	-	-	-	-
Director	-	-	-	-
Management and Employee	24	12,400	62,000	0.62
PTT Employee**	-	-	-	
Retirement Employee	1	400	2,000	0.02
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	25	12,800	64,000	0.64

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,930,700 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,653,500 shares

3.6 The remaining units of unconverted warrants

69,300 units

3.7. The remaining number of reserved shares for the exercise of warrants

346,500 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/ 417 /2006

Finance Department
Tel. 0-2537-4609

November 8 , 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 23.40 (the previous price before the adjustment of par value was Baht 117). The first exercise date was July 30, 2004.

Please be informed that on the tenth exercise date of October 31, 2006, a total of 27 people who are PTTEP management, and employees exercised the warrants for total amount of 68,000 shares, resulting in the remaining outstanding warrants of 590,540 units, and the remaining shares reserved for the exercise of warrants of 2,952,700 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 23.40 Baht/share (previously 117 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report October 31, 2006

Exercise price for this report 23.40 Baht/share (previously 117 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	27	13,600	68,000	0.68
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	27	13,600	68,000	0.68

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	27	13,600	68,000	0.68
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir		-	-	-
Sub-purchasing person	-	-	-	-
Total	27	13,600	68,000	0.68

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,409,460 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

7,047,300 shares

3.6 The remaining units of unconverted warrants

590,540 units

3.7. The remaining number of reserved shares for the exercise of warrants

2,952,700 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 NOV 13 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No.1.910/ 418 /2006

Finance Department
Tel. 0-2537-4609

November 8 , 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 36.60 (the previous price before the adjustment of par value was Baht 183). The first exercise date was July 29, 2005.

Please be informed that on the sixth exercise date of October 31, 2006, a total of 40 people who are PTTEP management, and employees exercised the warrants for total amount of 187,100 shares, resulting in the remaining outstanding warrants of 1,517,360 units, and the remaining shares reserved for the exercise of warrants of 7,586,800 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 36.60 Baht/share (previously 183 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report October 31, 2006

Exercise price for this report 36.60 Baht/share (previously 183 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	39	37,020	185,100	1.322
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	1	400	2,000	0.014
Sub-purchasing person	-	-	-	-
Total	40	37,420	187,100	1.336

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	39	37,020	185,100	1.322
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	1	400	2,000	0.014
Sub-purchasing person	-	-	-	-
Total	40	37,420	187,100	1.336

***Employees on secondment from PTT Public Company Limited on the date of allocation**

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,282,640 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

6,413,200 shares

3.6 The remaining units of unconverted warrants

1,517,360 units

3.7. The remaining number of reserved shares for the exercise of warrants

7,586,800 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/ 419 /2006

Finance Department
Tel. 0-2537-4609

November 8, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2005

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2005 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 55.60 (the previous price before the adjustment of par value was Baht 278). The first exercise date was July 31, 2006.

Please be informed that on the second exercise date of October 31, 2006, a total of 64 people who are PTTEP management, and employees exercised the warrants for total amount of 194,600 shares, resulting in the remaining outstanding warrants of 2,222,400 units, and the remaining shares reserved for the exercise of warrants of 11,112,000 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 55.60 Baht/share (previously 278 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The second 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The third 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The fourth 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

Date of submitting filing May 27, 2005

Effective date of filing July 28, 2005

Exercise date for this report October 31, 2006

Exercise price for this report 55.60 Baht/share (previously 278 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	64	38,920	194,600	1.39
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	64	38,920	194,600	1.39

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	64	38,920	194,600	1.39
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	64	38,920	194,600	1.39

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

577,600 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

2,888,000 shares

3.6. The remaining units of unconverted warrants

2,222,400 units

3.7. The remaining number of reserved shares for the exercise of warrants

11,112,000 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 NOV 13 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/ 410 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

November 3, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Drilling Result of Exploration Well in Bongkot

Reference is made to Bongkot concession block located in the Gulf of Thailand and operated by PTT Exploration and Production Public Company Limited (PTTEP) with 44.4445% participation interest. The other joint venture partners are Total E&P Thailand (33.3333%) and BG Asia Pacific PTE Ltd. (22.2222%).

PTTEP wishes to announce that the company drilled an exploration well, Ton Chan-1X, in a new structure located in the production area which is in the northern part of Bongkot concession block to a total depth of 3,442 meters. The well encountered gas bearing sands with a total thickness of 143 meters in the stratigraphic trap. This well was the first exploration well in last 8 years of Bongkot Project.

The successful drilling results indicate that there is a potential to discover additional natural gas reserves in the production areas of Bongkot Project. PTTEP will conduct additional drillings to estimate the petroleum reserves and prepare a development plan for future production in due course.

Yours sincerely,

Maroot Mrigadat
President